Exhibit 21

Subsidiaries of XL Generation International Inc.

Name	Jurisdiction of Incorporation	Names under which the subsidiary operates
XL Generation AG	Switzerland	XL Generation AG
XL Generation International Canada Inc.	Quebec, Canada	XL Generation International Canada Inc.